Financial Investors Trust
1290 Broadway, Suite 1100
Denver, Colorado 80203

June 9, 2015

VIA EDGAR

Ms. Amy Miller
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos.  33-72424, 811-8194

Dear Ms. Miller:

Together with this correspondence, the Registrant has filed a registration statement pursuant to Rule 497 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and has also concurrently filed Post-Effective Amendment No. 146 under the Investment Company Act of 1940, as amended (“PEA 146”).

The Registration Statement and PEA 146 are both being filed in connection with Post-Effective Amendment No. 140 filed on March 6, 2015 (“PEA 140”), which included a prospectus and statement of additional information for the Emerald Small Cap Value Fund (the “Fund”).   Pursuant to Rule 485 under the 1933 Act, and in the absence of a Form 485 BXT delaying amendment filed designating a new effectiveness date, PEA 140 became effective on May 20, 2015.  The Registration Statement is being filed to reflect changes made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on April 21, 2015, as well as certain other non-material information not previously included in PEA 140.  PEA 146 is being concurrently filed to include certain required exhibits referred to in PEA 140.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on April 21, 2015 to PEA 140, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

U.S. Securities and Exchange Commission
June 9, 2015

Staff Comments: Prospectus

1.	Staff Comment: Please note that Item 3, Instruction 3 of Form N-1A states that the a fund “may subdivide [the “Other Expenses” caption] into no more than three subcaptions that identify the larges expenses or expenses comprising “Other Expenses,” but must include a total of all “Other Expenses.” Please revise the fee table for the Fund accordingly.

Registrant’s Response:  Comment complied with.  The Registrant has included a new line reflecting the subtotal for all subcaptions included under “Other Expenses.”

2.	Staff Comment: Footnote 3 to the Fund’s fee table states that “the Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne through the agreement described above to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in the relevant agreement.” As the reference to the term “relevant agreement” may not be immediately apparent, please consider clarifying this sentence.

Registrant’s Response:  Comment complied with.  The footnote has been revised to clarify the intended reference to the expense waiver/reimbursement agreement.

3.	Staff Comment: In the expense examples following the Fund’s fee table, the Fund states that “[t]his example reflects the net operating expenses with expense waivers for the contractual period only.” Consider restating when the “contractual period” ends or rephrasing the sentence in question.

Registrant’s Response:  Comment complied with.  The sentence in the introductory paragraph to the expense examples has been rephrased to state that the example “reflects the net operating expenses with expense waivers for the term of the Expense Agreement only, which will expire on August 31, 2016 unless renewed.”

4.	Staff Comment: In the section titled “Portfolio Turnover,” present information relating to the Fund’s predecessor, the Elessar Small Cap Value Fund.

Registrant’s Response:  Comment complied with.  Information relating to the Predecessor Fund’s portfolio turnover rate has been included.

5.	Staff Comment: In the section titled “Principal Investment Strategies,” the Fund states that “[t]he Adviser defines small capitalization companies as those with a market capitalization between, and including, the smallest and largest companies contained in the Russell 2000 Value Index at the time of purchase.” Include in the Fund’s disclosure the actual market capitalization range of this index as of a particular date. In addition, please explain supplementally in correspondence the rationale for including companies at the larger end of the Russell 2000 Value Index’s market capitalization range within the definition of “small capitalization companies,” given that certain other industry sources may use a lower market capitalization threshold for “small capitalization companies.” In responding, please consider the guidance provided in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question and Answer 6, in which it is suggested that “registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications” when developing a definition of the terms “small-, mid-, or large-capitalization.”

U.S. Securities and Exchange Commission
June 9, 2015

Registrant’s Response:  Based on information provided by the Adviser, the Registrant understands that the capitalization range of the Fund has been defined in reference to the Russell 2000 Value Index as this is the benchmark index for the Fund.  Further, the Adviser has considered the guidance referenced above, and based on the Adviser’s operations and its understanding of current industry practices, the Adviser believes that the Russell 2000 Value Index is not an uncommon benchmark index for small-cap value funds with characteristics similar to those of the Fund, and believes that the choice of benchmark index is appropriate for this Fund.

6.	Staff Comment: In the section titled “Principal Risks of the Fund,” under the disclosure for “Foreign Securities Risk,” it is stated that “[t]he Fund may invest in American Depositary Receipts (ADRs).” However, in the section titled “What are the Principal and Non-Principal Risks of Investing in the Fund?”, depositary receipts are categorized as a non-principal risk. Similarly, depositary receipts are described in the section “What are the Non-Principal Strategies of the Fund?” Please clarify or reconcile the investment and risk disclosures throughout the prospectus relating to foreign securities in general and depositary receipts in particular.

Registrant’s Response:  Comment complied with.  The Registrant has amended the Prospectus risk disclosure to reflect “depositary receipts risk” as a separate principal risk of the Fund, and has additionally deleted references to depositary receipts as either a non-principal strategy or a non-principal risk.

7.	Staff Comment: Bearing in mind the historical Form N-Q filings of the Elessar Small Cap Value Fund, consider whether “Cash and Cash Equivalents” is properly identified as a principal risk of the Fund. Note also that “Cash Position” and “Temporary Defensive Positions” are identified as non-principal strategies of the Fund.

Registrant’s Response:  Comment complied with.  “Cash and Cash Equivalents” has been removed from the Fund’s list of principal risks and is now identified as a non-principal risk.

U.S. Securities and Exchange Commission
June 9, 2015

8.	Staff Comment: In the section titled “Performance Information,” please confirm that performance history for the Elessar Small Cap Value Fund will be included as appropriate. Please also consider whether additional clarification or explanation regarding the reorganization of the Elessar Small Cap Value Fund into the Fund is called for.

Registrant’s Response:  Comment complied with.  The Registrant has include performance history for the Predecessor Fund, and has added an additional sentence in the “Performance Information” section to clarify that the Predecessor Fund is expected to be reorganized with and into the Fund.

9.	Staff Comment: Likewise in the section titled “Performance Information,” please revise the disclosure to reflect that the Fund will have more than one portfolio manager.

Registrant’s Response:   Comment complied with.  The disclosure regarding portfolio managers has been revised accordingly.

10.	Staff Comment: In the section describing the portfolio managers on page 11 of the prospectus, revise the disclosure to clarify whether either portfolio manager has a leading role or primary responsibility for the day-to-day operations of the Fund, and to accurately reflect the relative responsibilities of the portfolio managers.

Registrant’s Response:  Comment complied with.  The disclosure has been revised to state that the two portfolio managers share joint responsibility for the day-to-day management of the Fund, and that investment decisions are arrived at collectively.

11.	Staff Comment: In the section titled “Taxation of Certain Investments,” the Fund states that “investments in certain debt obligations, mortgage-backed securities, asset-backed securities and derivatives may also cause such Fund to recognize taxable income in excess of the cash generated by such obligations.” Given that such instruments do not feature prominently in the Fund’s Principal Investment Strategies, consider whether this disclosure appropriately appears in the prospectus or needs to be revised.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant understands that the Fund’s investments in the aforementioned instruments, if any, are not expected to rise to the level of either a principal or non-principal strategy.  However, because the Fund retains the ability to invest in such instruments (to the extent consistent with the Fund’s investment objective, strategies and limitations), the Fund believes that the discussion presented in this section is relevant to shareholders and should be retained.

U.S. Securities and Exchange Commission
June 9, 2015

Staff Comments: Statement of Additional Information

12.	Staff Comment: In the section titled “Additional Investment Activities and Risks Applicable to the Fund” and under the heading “Credit Ratings,” the Fund states that “substantial investments in non-U.S. securities may have adverse tax implications as described under ‘Taxes.’” Please consider whether this disclosure is appropriate for the Fund.

Registrant’s Response:  The Registrant believes that the disclosure relating to investments in non-U.S. securities is appropriate, in light of the Fund’s disclosure regarding foreign securities risk and depositary receipts risk as principal risks of the Fund.

13.	Staff Comment: Likewise in the section titled “Additional Investment Activities and Risks Applicable to the Fund,” under the heading “Exchange Traded Funds and Other Similar Instruments,” the Fund states that “[b]ecause ETFs and pools that issue similar instruments incur various fees and expenses, the Fund’s investment in these instruments will involve certain indirect costs, as well as transaction costs, such as brokerage commissions.” Given that the Fund’s fee table does not include a line item for “Acquired Fund Fees and Expenses,” please clarify or consider whether this disclosure is appropriate.

Registrant’s Response:  Comment complied with.  The Registrant believes that the abovementioned disclosure is appropriately retained in the Fund’s statement of additional information, as the Fund may, but does not generally expect to, invest in exchange-traded funds.

14.	Staff Comment: In the discussion of “Use of Segregated and Other Special Accounts,” please disclose that the Fund will use notional values when segregating assets.

Registrant’s Response:  The Registrant has revised the Fund’s disclosure in the statement of additional information to state the following:

“As an investment company registered with the SEC, the Fund must “set aside” (often referred to as “asset segregation”) liquid assets, or engage in other SEC- or staff-approved measures to “cover” open positions with respect to certain kinds of derivative instruments (including swaps, options, futures and forward contracts). In the case of derivative contracts that do not cash settle, for example, the Fund will typically set aside liquid assets equal to the full notional value of the derivative contracts while the positions are open. With respect to derivative contracts that do cash settle, however, the Fund may set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the derivative contracts, if any, rather than their full notional value. The Fund reserves the right to modify its asset segregation policies in the future to, among other things, comply with any changes in the positions from time to time articulated by the SEC or its staff regarding asset segregation. By setting aside assets equal to only its net obligations under cash-settled derivative contracts, the Fund will have the ability to employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional amount of the derivative contracts.”

U.S. Securities and Exchange Commission
June 9, 2015

Staff Comments: Part C

15.	Staff Comment: In the signature block to PEA 146, when indicating that a particular signature has been affixed pursuant to a power of attorney, please specify the filing date and accession number of the particular exhibit reflecting such power(s) of attorney.

Registrant’s Response:  Comment complied with.  The Registrant has included accession number information regarding the powers of attorney.

* * *

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0864.

Very truly yours,

/s/ David T. Buhler
David T. Buhler, Esq.
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP